H. Lundbeck A/S
9 Ottiliavej DK-2500 Valby
Copenhagen Denmark
Tel +45 3630 1311
Fax +45 3643 8262
E-mail anki@lundbeck.com
www.lundbeck.com

Lundbeck

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
USA

03032546

03 OCT -7 AM 7:21

Date 26 September 2003

Our ref ANKI
Your ref

SUPPL

Dear Sirs

Documents on H. Lundbeck A/S - Reg. No. 82-4973

We are pleased to enclose Releases 105-109, released in the period 2-23 September, as required under *Filing Requirements Under Rule 12g3-2(b.*

Yours sincerely

Steen Juul Jensen
Divisional Director
Investor Relations & Corporate Reporting

PROCESSED
OCT 09 2003
THOMSON
FINANCIAL

dlw 10/7

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 105

2 September 2003

Bifeprunox enters clinical phase III

H. Lundbeck A/S and Solvay Pharmaceuticals today announce their joint decision to move bifeprunox into clinical phase III with immediate effect. The decision to move into phase III follows the successful completion of the joint phase II program. In December 2000 the two companies announced that they would join forces in the development and marketing of this atypical antipsychotic, bifeprunox.

Bifeprunox is a product of Solvay Pharmaceuticals' drug discovery efforts. It was formerly known under its lab code DU127090. It is a putative full spectrum atypical antipsychotic compound aimed at the treatment of both positive and negative symptoms of schizophrenia. Its mechanism of action couples a highly potent partial agonism of the dopamine D_2 receptors to an additional $5HT_{1A}$ receptor partial agonist effect.

A recently finalised placebo controlled dose-finding study showed bifeprunox to be efficacious and well tolerated in the treatment of patients with schizophrenia. As desired, the tolerability profile was very encouraging with no indication of weight gain, cardiovascular or extra pyramidal side effects (EPS).

Schizophrenia is a severe disabling and chronic form of psychosis that develops in approximately 1% of the population. Schizophrenia is characterised by positive, negative, affective and cognitive symptoms. Positive symptoms comprise, among others, delusions and hallucinations. The negative symptoms include social withdrawal, blunted affects and diminished capacity of speech. Affective symptoms are mainly depression and anxiety. Typical cognitive deficits are impaired attention and memory and some times disorganised speech. While currently most widely used treatments may be effective in controlling acute symptoms of schizophrenia they are all associated with a variety of side effects that negatively influence their usefulness in long-term treatment. New treatments that improve symptomatology but with reduced side effects are therefore desirable.

Solvay Pharmaceuticals global head of Research and Development, Werner Cautreels, said, "new and better medicines for treating schizophrenia are really needed by psychiatrists and bifeprunox is looking

very promising. We hope to be able to bring it to market in just a few years time"

Lundbeck's Executive Vice President, Research & Development, Claus Braestrup says "we are pleased with the smooth way this joint project is progressing between the partners, and naturally delighted that the clinical results of phase II studies encourage an immediate start of a joint phase III program"

Under the terms of the agreement between the two companies Solvay retains the marketing rights in the US, Canada, Mexico and Japan, while Lundbeck gains the marketing rights for Europe and the rest of the World. Lundbeck and Solvay will jointly market the product in Brazil and Argentina.

The content of this release will have no influence on the Lundbeck Group's result for 2003. The company expects an increase in revenue of approximately 10% compared to 2002, while the operating profit is expected to increase by approximately 12% compared to 2002.

For further information please contact:

- Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 32660
- Steen Juul Jensen, Director of Investor Relations & Corporate Reporting, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Officer, tel +45 36 43 30 79

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2002, the Company's revenue was DKK 9.5 billion. The number of employees is approx. 5,500. For further information on Lundbeck please visit the website www.lundbeck.com

Solvay Pharmaceuticals is a member of the Solvay group of pharmaceutical and chemical companies. Operating globally with corporate offices in Europe, the US and Japan, and sales and marketing companies in more than 45 countries, Solvay Pharmaceuticals employs 7,500 people worldwide. It has research and development activities concentrated onto carefully selected clinical targets in the fields of psychiatry, gastroenterology, cardiology and gynecology. The Solvay Group employs more than 30,000 people in four sectors of activity: pharmaceuticals, chemicals, plastics and processing. For further information on Solvay please visit the websites www.solvay.com or www.solvaypharmaceuticals.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 106

9 September 2003

Statement of shares in H. Lundbeck A/S held by insiders

Lundbeck hereby submits a statement of shares held by the company's insiders in pursuance of section 37(8) of the Danish Securities Trading Act. According to this statutory provision, H. Lundbeck A/S is obliged to provide quarterly information on shares in H. Lundbeck A/S held by insiders and connected persons.

Securities code:	**Holding (number)**	**Market value (DKK)**
DK0010287234	**As at 5 September 2003**	**As at 5 September 2003**
Supervisory Board (incl. related parties)	**33,972**	**4,356,229.56**
Board of Management (incl. related parties)	**195,986**	**25,131,284.78**
All (incl. related parties)	**534,832**	**68,581,507.36**

Definition of insiders

Lundbeck defines insiders as members of the company's Board of Directors and Board of Management, directors, functional managers, managers of subsidiaries, employees in Investor Relations & Corporate Reporting, and employees in the Legal Department. In addition, a large number of other persons, who have access to insider information through their work, have been categorised as insiders. This group comprises some 280 persons in Lundbeck's insider register.

The group of insiders comprises insiders and connected persons. Connected persons are defined as:

- spouses or cohabitants,
- children under the age of 18, and
- companies in which the insider holds a controlling interest.

The group of insiders and connected persons comprises some 600-900 names in total.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com

The content of this release will have no influence on the Lundbeck Groups result for 2003. The company expects an increase in revenue of approximately 10% compared to 2002, while the operating profit is expected to increase by approximately 12% compared to 2002.

For further information please contact:

- Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 32660
- Steen Juul Jensen, Director of Investor Relations & Corporate Reporting, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Officer, tel +45 36 43 30 79

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2002, the Companys revenue was DKK 9.5 billion. The number of employees is approx. 5,500.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 107

19 September 2003

New data on Cipralex®

H. Lundbeck A/S announced results of several nonclinical and clinical trials to be presented at the 16th Congress of the European College of Neuropsychopharmacology in Prague, just before the opening of the meeting.

Mechanism of action data show that escitalopram (Cipralex®) has the unique effect of reinforcing and prolonging its own binding to the human serotonin transporter protein.

"Now we have a more complete understanding of Cipralex®' mechanism of action", says Dr Claus Bræstrup, Executive Vice President of Research and Development at Lundbeck. "Cipralex® has the unique effect to self-potentiate its binding to the human serotonin transporter protein. Our latest findings confirm that R-citalopram apparently antagonises this effect, explaining why escitalopram alone is more active than citalopram. These new findings help to understand the positive results of the clinical data that we have in the Cipralex® development programme." In clinical studies of major depression, Cipralex® has demonstrated an earlier onset of therapeutic effect and a better outcome for more patients when compared to citalopram, a reference SSRI.

In addition to the mechanism of action data and citalopram data, a new clinical study comparing Cipralex® to Effexor® XR adds to the overall picture of a drug with outstanding antidepressant effect.

A group of 195 patients with moderate to severe depression (mean MADRS score at baseline ~30) were treated for 8 weeks with fixed doses of escitalopram (20 mg) or venlafaxine XR (225 mg) at the upper end of the recommended dose range.

The effect of Cipralex® was numerically greater than that of Effexor® XR, with mean changes in MADRS scores from baseline to endpoint of −15.9 and −13.6 respectively. In the severely depressed patients in this study, Cipralex® was statistically significantly superior to Effexor® XR, measured on the same parameter.

"Overall, Cipralex® had a similar or slightly better effect compared to Effexor® XR", says Dr Raymond Lam from the University of British Columbia, Vancouver, Canada. "Although not statistically significant, more

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

patients treated with Cipralex® achieved remission, or a return to normal, than with venlafaxine (50.5% vs. 41.8%)."

A large proportion of the patients in this study, around 60 %, suffered from severe depression (MADRS score >=30). Analysis of this subgroup revealed interesting results.

"In the patients who were more severely ill, Cipralex® was significantly superior to venlafaxine XR in achieving remission (46,8% vs 28,8%)", Lam continues. "Together with the information showing better tolerability with Cipralex®, it appears that Cipralex® is an excellent choice for first-line treatment of depression."

Dr Alan Wade, General Practitioner and Director, CPS Research Centre, Scotland, commented on the importance of the clinical results presented at ECNP in a real life setting. "These results are very promising. It is common for patients to abandon therapy after four weeks of treatment if they do not feel the treatment is having an effect, or if the side effects are too many or too severe. In my personal experience, Cipralex® indeed improved my options to achieve good patient compliance and early treatment response."

The content of this release will have no influence on the Lundbeck Groups result for 2003. The company expects an increase in revenue of approximately 10% compared to 2002, while the operating profit is expected to increase by approximately 12% compared to 2002.

For further information please contact:

- Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 32660
- Steen Juul Jensen, Director of Investor Relations & Corporate Reporting, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Officer, tel +45 36 43 30 79.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2002, the Company's revenue was DKK 9.5 billion. The number of employees is approx. 5,500.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 108

22 September 2003

Claus Bræstrup appointed new President and CEO of H. Lundbeck A/S

The Supervisory Board of H. Lundbeck A/S has appointed Claus Bræstrup as its new President and CEO. On 1 November 2003, Bræstrup will replace Lundbeck's existing President and CEO, Erik Sprunk-Jansen, who wishes to step down after 17 successful years of running the company. The Supervisory Board of H. Lundbeck A/S has asked Erik Sprunk-Jansen to make his services available to the company for a period of 12 months, which Erik Sprunk-Jansen has accepted.

"With Claus Bræstrup at the helm, Lundbeck will have a very experienced, internationally orientated and highly respected CEO, who is widely acknowledged for his contributions to drug research and for running and managing pharmaceutical companies. The next few years will involve both challenges and opportunities for Lundbeck, and everyone on the Supervisory Board is confident that Bræstrup is the right man for the job," said Flemming Lindeløv, Chairman of Lundbeck's Supervisory Board.

Before joining Lundbeck as Executive Vice President, Research and Development, in 1998, Bræstrup was Head of Preclinical Drug Research with Schering AG in Berlin from 1994 to 1998. He was Vice President of Pharmaceutical Research, President of the CNS Division and President of the Diabetes Care Division, respectively, at Novo Nordisk from 1984 to 1994. Claus Bræstrup holds a master's degree in Chemical Engineering (1967) and an M.Sc. in Biochemistry (1971). He became Doctor of Medical Science in 1980 and was Adjunct Professor in Neuroscience at the University of Copenhagen from 1988 to 1993.

Following the appointment of Claus Bræstrup as President and CEO, the Executive Board has resolved to appoint Anders Gersel Pedersen as Senior Vice President of development and Peter Hønggaard Andersen as Vice President of research at Lundbeck.

Describing Erik Sprunk-Jansen's importance to Lundbeck's commercial success, Lindeløv said:

"Under Sprunk-Jansen's management, Lundbeck developed into an international pharmaceutical company with subsidiaries in more than 50 countries, generating revenues of nearly DKK 10 billion in 2002. Sprunk-

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Jansen's dominant achievement has been to develop and maintain the company's focused CNS strategy. This focus has positioned Lundbeck as the leading player in the antidepressant market. We are very grateful to him for his impressive efforts. Furthermore, Sprunk-Jansen was instrumental in ensuring that Lundbeck has competent and internationally-orientated managers with great potential at all levels of the organisation."

As of 1 November 2003, the members of Lundbeck's Executive Board will be: President & CEO Claus Bræstrup and Executive Vice Presidents Lars Bang, Hans Henrik Munch-Jensen and Stig Løkke Pedersen.

For further information please contact:
Flemming Lindeløv, Chairman of the Supervisory Board, tel. +45 3083 2081.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2002, the Company's revenue was DKK 9.5 billion. The number of employees is approx. 5,500.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 109

23 September 2003

H. Lundbeck A/S and Forest Laboratories, Inc. files lawsuit against Ivax Pharmaceuticals, Inc. for patent infringement

H. Lundbeck A/S, Forest Laboratories, Inc. and Forest Laboratories Ireland, Ltd. announced that they have filed a lawsuit in the U.S. District Court for the District of Delaware against Ivax Pharmaceuticals, Inc. for infringement of U.S. Patent Re. No. 34,712, which relates to Forest's Lexapro™ product.

As previously reported, Forest had received notification from Ivax Pharmaceuticals, Inc. that it had filed an Abbreviated New Drug Application (ANDA) with a Paragraph IV Certification for a generic equivalent to Lexapro™.

Howard Solomon, Chairman and Chief Executive Officer of Forest, said: "We believe the patents on Lexapro™ are valid and strong patents and intend to prosecute this lawsuit vigorously."

The content of this release will have no influence on the Lundbeck Groups result for 2003. The company expects an increase in revenue of approximately 10% compared to 2002, while the operating profit is expected to increase by approximately 12% compared to 2002.

For further information please contact:
- Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 32660
- Steen Juul Jensen, Director of Investor Relations & Corporate Reporting, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Officer, tel +45 36 43 30 79.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2002, the Company's revenue was DKK 9.5 billion. The number of employees is approx. 5,500.